May 29, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Komul Chaudhry

Re:	CoinShares PLC
Registration Statement on Form F-1
File No. 333-295946

Acceleration Request
Requested Date: Tuesday, June 2, 2026
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CoinShares PLC (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-295946) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Joel Rubinstein of White & Case LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement to Joel Rubinstein of White & Case LLP (US) by telephone: (212) 819-7642 or by email: joel.rubinstein@whitecase.com. Thank you for your assistance.

Very truly yours,

/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer

cc:	Joel Rubinstein (White & Case LLP)